Exhibit 99.2

Sinovac Biotech Receives GMP Certification for Mumps Vaccine Production Facility

Sinovac Biotech Ltd. (SVA), a leading China-based vaccine manufacturer, announced today that it has received GMP certification from the China State Food and Drug Administration (SFDA) for the Company's dedicated mumps vaccine production plant at its Sinovac Dalian facility. The SFDA issued a public announcement on September 12, 2012, stating that the Good Manufacturing Practices (GMP) certification was issued to Sinovac with the certificate number CN20120080.

The SFDA issued a public notification in July 2012 stating that Sinovac Dalian's mumps vaccine production plant is in compliance with the new GMP guidelines (2010 version) following the site inspection and documentation review. The Company obtained the production license from the SFDA for its mumps vaccine in December 2011. Sinovac continues to anticipate that it will be in a position to commence commercial production of the mumps vaccine in the third quarter 2012 and is on track to launch the mumps vaccine in China following the batch release process.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "Obtaining GMP certification for the mumps vaccine production facility is a significant milestone as we advance our development pipeline and expand our portfolio of commercialized vaccines. We are poised to leverage our established sales and marketing team and distribution network that covers over 1,000 clients at Centers of Disease Control and Points of Vaccination across China. The commercialization of mumps vaccine is a testament to our capabilities to develop additional live attenuated vaccines. Commercial production of the mumps vaccine will commence immediately and we anticipate launching the vaccine either later this year or early next year following the batch release process."

Approximately 13 million doses of mumps vaccine were released by National Institutes for Food and Drug Control (NIFDC) in 2011, and a total 3.15 million doses of mumps vaccines have been released for the eight months through August 2012. Currently, only two companies are providing the mumps vaccine in the China private market, both of which are domestic manufacturers. The launch of the mumps vaccine is Sinovac's first step towards developing a combination MMR (measles, mumps and rubella) vaccine, which is now included in the expanded program of immunization (EPI) and garnered increasing market demand in recent years.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu) and H1N1 influenza (swine flu), as well as animal rabies vaccine for canines. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for enterovirus 71 (against hand, foot and mouth disease), pneumococcal conjugate, pneumococcal polysaccharides, mumps and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel: +86-10-8279-9871/9659

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

Tel: +1-646-536-7017

Email: scarrington@theruthgroup.com

Media:

Victoria Aguiar

The Ruth Group

Tel: +1-646-536-7013

Email: vaguiar@theruthgroup.com